Exhibit 99.1

Sundial Announces Extension of Credit Facility Waiver Agreements

Sundial will announce Q1 2020 financial results on May 14 followed by a conference call on May 15.

CALGARY, May 1, 2020 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial" or the "Company") announced that the Company's senior lenders have amended the terms of the April 15, 2020 waivers and agreements extending the required completion of defined milestones to May 11, 2020.

First Quarter 2020 Financial Results Announcement

Sundial will release its first quarter financial results ended March 31, 2020 after market close on May 14, 2020.  Following the release, Sundial will host a conference call and webcast at 10:30 a.m. EDT (8:30 a.m. MDT) on May 15, 2020.

CONFERENCE CALL ACCESS
Callers may access the conference call via the following phone numbers:
Canada/USA Toll Free: 1-800-319-4610
International Toll: +1-604-638-5340
UK Toll Free: 0808-101-2791
Callers should dial in 5-10 minutes prior to the scheduled start time.

WEBCAST
To access the live conference call webcast, please visit the following link:
http://services.choruscall.ca/links/sundialgrowers20200515.html
A replay will be available for three months following the conference call.

CONFERENCE CALL REPLAY
Canada/USA Toll Free: 1-800-319-6413
International Toll: +1-604-638-9010
Replay Access Code: 4538

About Sundial Growers Inc.

Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL". Sundial is a licensed producer that crafts cannabis using state-of-the-art indoor facilities. Our 'craft-at-scale' modular growing approach, award-winning genetics and experienced master growers set us apart.

Our Canadian operations cultivate small-batch cannabis using an individualized "room" approach, with 470,000 square feet of total space. In the United Kingdom, we grow traceable plants, including hemp, ornamental flowers and edible herbs within 1.75 million square feet of environmentally friendly facilities.

Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Our consumer-packaged goods experience enables us to not just grow quality cannabis, but also to create exceptional consumer and customer experiences.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds, AB, and Rocky View County, AB.

Forward-Looking Information Cautionary Statement
This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements") Forward-looking-statements in this release include, but are not limited to, the potential cost reduction and credit re-structuring plans of the Company. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2020/01/c7266.html

%CIK: 0001766600

For further information: Media Contact: Sophie Pilon, Corporate Communications Manager, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 12:00e 01-MAY-20